FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant’s name into English)

Gran Vía, 28
28013 Madrid, Spain
3491-459-3050
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Third Telefónica Investor Conference:
Presentation delivered by Mr. Julio Linares, Executive Chairman of Telefónica de España

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	October 13th, 2003	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors

Julio Linares
Executive Chairman
Telefónica de España, SAU



THIRD INVESTOR CONFERENCE

MADRID 2003

Telefónica

Safe harbor

"This presentation contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator"

Commercial innovation and efficiency for profitable growth

Contents

- **We are confident about our future**
  Strong delivery to date in a complex environment and more positive outlook

- **We have a clear program that will keep us ahead**
  Commercial innovation leveraging on our efficient operational model for profitable growth

- **We will accelerate our performance**
  Strengthening our transformation to deliver sound results

We are overachieving the Free Cash Flow commitment announced in Seville though we are below the growth path in Revenues and EBITDA


Seville range 01/05
Expected CAGR 01/03
Operating revenue*
1 to 4%
0 to –0.5%
EBITDA*
2 to 5%
0 to –1%
Capex*
-2 to 0%
-12 to –13%
Free Cash Flow*
4 to 6%
10 to 12%

* TdE parent

Note: FCF Seville range: EBITDA – Capex – net financial expenses – taxes
FCF expected: EBITDA – Capex – redundancy payments

We are in the upper part of the guidance communicated for 2003


Guidance 02/03
Expected growth 02/03
Operating revenue*
0 to -3%
–0.5 to –1%
EBITDA*
-1 to -4%
0 to –2%
Capex *
-15 to -20%
–17 to –18%
Free Cash Flow*
18 to 22%

* TdE Group

Note: FCF expected: EBITDA – Capex – redundancy payments

Telefónica

These results have been achieved in a tougher environment than expected

Environment

Regulation

To date (Dec 01-Sept 03)

- Tough regulation focused on incumbent market share erosion and price reduction (~7% nominal price)

Telefónica

A highly demanding regulatory environment has significantly affected our results

		Average European Scenario	Spanish Scenario	
Universal Service	*Compensation Fund*	Implemented in several countries	Not implemented	Extra costs
	Scope	Limited obligation*	Obligation to provide most requests	
Traditional Services	*Price-cap structures (CPI-X)*	x=2%/4% in 2001-2003	x=9%, 8% , 4% in 2001-2003	Lack of commercial flexibility
	Discount Plans	Generally approved	Generally rejected (during 2H02 and 1Q03)	
	Time to win-back pre-selected clients	No time constraints	At least four months	
	Introduction of different traffics to pre-selection	Slow introduction	Fast introduction	
BB	*Price regulation*	Wholesale prices in some countries	Retail and wholesale prices based on "retail minus"	
Wholesale	*Interconnection model*	Not including capacity interconnection for voice	Time and capacity based, volume discount and wholesale flat rates	Impact of capacity interconnection model
	Virtual loop	Not implemented (except in Ireland and UK)	Approval under process	

* No obligation to attend unreasonable or highly cost request

These results have been achieved in a tougher environment than expected

Environment	To date (Dec 01-Sept 03)
Regulation	• Tough regulation focused on incumbent market share erosion and price reduction (~7% nominal price)
Competition	• Increase of competitors market share: – Access: 4.8pp (cable 85% of competitors share) – Traffic: 7.6pp (pre-selected customers 12%)
Market	• Lower market growth than expected: – Wireline accesses: + 1% – Fixed voice*: -5%

- Strong focus on Opex and Capex efficiency
- Significant progress in Company Transformation:
  - Increased ARPU (from 55 to 58 Eur/month)
  - Reached more stable revenue streams (from 42% to 53% fixed revenues)
  - Accelerated growth in new Business (achieved year end objective communicated in Seville of 900,000 ADSL in November 2002)

* Cumulative 3Q02 – cumulative 3Q03

These results have been achieved in a tougher environment than expected

Environment	To date (Dec 01-Sept 03)	Looking forward
Regulation	• Tough regulation focused on incumbent market share erosion and price reduction (~7% nominal price)	• New regulatory environment fostering innovation and investment
Competition	• Increase of competitors market share: – Access: 4.8pp (cable 85% of competitors share) – Traffic: 7.6pp (pre-selected customers 12%)	
Market	• Lower market growth than expected: – Wireline accesses: + 1% – Fixed voice*: -5%	

* Cumulative 3Q02 – cumulative 3Q03

Regulatory evolution will offer new growth opportunities for the industry

Regulatory changes

Universal Service fund	• Open a possible implementation of Universal Service fund
Commercial flexibility	• Tacit regulatory approval of new plans for voice services after 21 days from requirement
Pricing liberalization process	• 2004: – CPI–4% – Monthly fee increase of 4.35% excluded from price-cap – More than 10 liberalized services: IN services, ISDN, international circuits, … – Pricing freedom for retail ADSL • 2005: Retail pricing freedom (ensuring universal service affordability)
Review of interconnection conditions	• Time and capacity interconnection tariff rebalancing, aligning Spanish scenario with Europe

Telefónica

We are confident about our future

Environment	To date (Dec 01-Sept 03)	Looking forward
Regulation	• Tough regulation focused on incumbent market share erosion and price reduction (~7% nominal price)	• New regulatory environment fostering innovation and investment
Competition	• Increase of competitors market share: – Access: 4.8pp (cable 85% of competitors share) – Traffic: 7.6pp (pre-selected customers 12%)	• Less aggressive competition: – More consolidated competitors focused on return on investment – Decreasing pricing pressure
Market	• Lower market growth than expected: – Wireline accesses: + 1% – Fixed voice*: -5%	• More favorable economic environment

- Upgrade our **commercial model** to become a more market driven Company
- Consolidate our increasingly efficient **operational model**

* Cumulative 3Q02 – cumulative 3Q03

Contents

- **We are confident about our future**
  Strong delivery to date in a complex environment and more positive outlook

- **We have a clear program that will keep us ahead**
  Commercial innovation leveraging on our efficient operational model for profitable growth

- **We will accelerate our performance**
  Strengthening our transformation to deliver sound results

We have a clear program structured around four major priorities that will keep us ahead

Commercial Model

I Revitalize the wireline voice business

II Obtain maximum value from massive Broadband deployment

Differentiated solutions for each customer need

III Keep efficiency as a true differentiating factor

IV Deepen our capex optimization efforts

Operational Model

We have a clear program structured around four major priorities that will keep us ahead

Commercial Model

I — **Revitalize the wireline voice business**

II — Obtain maximum from massive Broadband deployment

Differentiated solutions for each customer need

III — Keep efficiency as a true differentiating factor

IV — Deepen our capex optimization efforts

Operational Model

Contain wireline voice revenue erosion under 3% per year

Note: Revenues not including wholesale

Telefónica

We are observing a shift in the market trend of access and traffic

Like other European incumbents TdE has suffered access and traffic erosion …

Access variation
June 03/Dec 01
Thousand lines

Traffic variation
1H03/1H01
Million minutes


Mobile
5,637
4,800
Cable*
782
1,172
Pre-selection**
723
1,801
TdE
-650
-3,779

* Traffic figures include other direct accesses
** Traffic figures include prefix calls
*** CMT 2002 annual report

… however we foresee a moderation in this trend

- **Mobile penetration already over 85%**
- **Internet penetration upside will help to protect wireline access**
- **Limited growth potential: 45% of total households passed by cable and 27% of them connected**
- **Slowdown of investment (-44% 02/01)*****
- **More focus on return on investment than on growth**
- **More regulatory freedom for commercial actions**

Telefónica

In this context, we are taking differentiated actions to revitalize the wireline voice business

Defend against main threats...

Threat	Actions
Mobile substitution	• Focus on defending access lines
Cable	• Develop a compelling offering • Launch client value based campaigns
Pre-selection	• Launch new products

... and capture new opportunities...

- Target new segments:
  - ~3.2 million households without fixed line
  - ~500 ,000 new houses/year
  - ~2 million immigrants
- Increase VAS penetration:
  - 80% of SME customers with only basic services
- Launch new and advanced IP based services
- Increase cross-selling:
  - ~2.5 million of residential customers with only one wireline product

...with actions differentiated by segment

Action	Segment
1 Enhanced value offer adapted to customer needs including "Modular" offer (Access + Traffic)	Residential
2 Customized pricing plans and integrated voice+data offering through *Soluciones* **ADSL**	SME
3 Ibercom evolution based on innovative services	Large companies
4 Improved commercial execution	All segments

ADSL will reinforce our defense strategy against mobile substitution and cable (ADSL reduces customer churn by 65%)

Telefónica

1 For the Residential segment we are upgrading our offering adapted to different customer needs

Broader catalogue	Product example	Potential	Other products
Flexible access	• Line for foreign residents (prepaid) • On/off for holiday residents	• 2 million foreign residents in Spain (only ~10% have fixed line) • 1 million holiday residences without fixed line	• Shared line for rental houses • Secondary line for young people • Prepaid line with no monthly fee
Traffic products	• New Internet flat rates	• 3.6 million PC-users not using Internet	• Predefined amount of minutes (Magreb, Latin America, ...) • Special prices per minute paying a monthly fee
Advanced VAS	• Conventional SMS	• 4 million SMS per month expected in 2004	• Premium SMS (Televoting, distribution, ...) • Mundo ADSL integrated messaging
Innovative handsets	• Cordless "Famitel" with SMS	• ~70% residences with wired telephone	• "Domo" with speaker
"Modular" offer			
Access + traffic modules	• "Easy" Module: — Access — 300 minutes for local calls — 5 to 10% discount in other calls	• Simplify customer purchasing	• "City " • "Country" • "SoHo " • "SoHo +" • "SoHo country"

Telefónica

2 For SME, we are developing a customized and compelling offering

Customized plans for the specific needs of every customer

Price segmentation

- ***Flat rates:*** For local and national calls
- ***Minute bundles:*** Predefined amount of minutes for a specific period of time
- ***Tariff options:*** Special prices per minute for a monthly fee

Renovate pricing schemes of 100% of SME

\+

Integrated voice + data + VAS solution for a simplified and broad coverage of different needs

From a fragmented product offering…

- Internet access
- Voice products
- PABX
- LAN

…to a complete integrated solution based on monthly fee

Soluciones ADSL>> *Equipos*

- ADSL access
- Voice options
- VoIP VPN
- IP LAN/PBX
- LAN cabling and installation
- PC configuration
- Maintenance of service, CPE, cabling and LAN

Migrate 10% of SME customers to *Soluciones* ADSL>> *Equipos* by 2006

Telefónica

3 For large companies we are going to continue growing based on our Ibercom voice solution

Ibercom today (Voice VPN corporate solution)

Number of Ibercom lines
Thousand


8%
6%
1.121
1.209
1.287
Dec.2001
Dec.2002
Sept. 2003

Solid base to capture IP opportunities

Ibercom future evolution

- Move to an integrated IP based solution:
  - Integrated voice + data VPN
  - Advanced IP VAS (Directory, Unified messaging, Click-to-dial, …)
- Extend the target market:
  - Smaller corporate sites
  - Medium enterprises

- Customer base loyalty increase through IP solutions
- Gain new Ibercom customers by targeting new segments

Telefónica

4 Moreover, we have set the basis to enhance our commercial execution in all segments

More client oriented company

From…	…to
Product factory	Customer focused organization

+

Better tools for client management

- Launch of specific commercial actions for different segments:
  - Customer value
  - Churn risk

+

Stronger commercial capabilities

- Incorporate 25% new commercial employees in 4 years
- Tailored training program for 25% of commercial employees in 4 years

Recent pilot campaigns…	…to roll out in the future
A Churn anticipation • Loyalty program focused on high-value high-risk customers (~35% success rate)	Reduce high-value customer disconnections attempts by 25%
B Churn contention • Recurring program focused on high-value customers attempting disconnection (~45% retention of customers contacted)	Manage 100% of disconnection attempts with 50% success rate over customers contacted
C Cross-selling • Smaller and more targeted campaigns focused on high value customers (sales increased by 50% in 6 months)	Achieve 10% success rate over customers contacted

These actions will mitigate revenue erosion in wireline voice business

	Currently	Going forward
Access lines net loss per year Thousand	2002-03E ~ -480	• Contain access lines decrease by 50%
Traffic loss per year Percentage	2002-03E ~-7%	• Contain traffic loss by 35%
Nominal traffic price reduction per year Percentage	2002-03E ~-10%	• Slowdown of nominal price decline

Strong focus on wireline voice revenues, containing erosion under 3% per year

We have a clear program structured around four major priorities that will keep us ahead


Commercial Model
I
Revitalize the wireline voice business
II
Obtain maximum value from massive Broadband deployment
Profitable deployment of 3.5/4 million ADSL by 2006
Differentiated solutions for each customer need
III
Keep efficiency as a true differentiating factor
Deepen our capex optimization efforts
Operational Model

Telefónica

We have set ambitious goals in Broadband, reinforcing its role as key engine of profitable growth

Strong and profitable growth achieved... **... planning to continue this trend in the future**


ADSL lines
Total market.
Thousand
375
957
~1,600
3,500-4,000
2001
2002
2003E
2006E
ADSL Gross Margin* over revenues
Percentage
-59%
24%
~50%
50-55%
2001
2002
2003E
2006E

- Massive ADSL deployment plan: 3.5-4 million customers in 2006
- Solid base for our defense against cable and mobile substitution

- Continue with profitable growth, already reached in 2002 anticipating our strategic milestone
- The results are better than foreseen in our original business case (expected FCF break-even in 2004)

* Gross Margin= Revenues – direct costs (help desk, internet connection, IP network maintenance, operation maintenance, marketing, installation, modem, communication and others)

Telefónica

To achieve our ambitious goals we face a different starting point in each segment

Total ADSL Thousand | **Total ARPU (Retail ADSL)** Eur/month

Business


+56%
228
355
Sept 2002
Sept 2003

*ADSL penetration** 22% | 35%


+53%
47
71
Sept 2002
Sept 2003

*VAS penetration*** 25% | 43%

- Very positive evolution of ADSL penetration
- Growing ARPU showing:
  - Higher average speed
  - Higher VAS ARPU

Residential


+104%
517
1057
Sept 2002
Sept 2003

*ADSL penetration** 3% | 6%


0%
40
40
Sept 2002
Sept 2003

*VAS penetration*** 3% | 12%

- Still limited penetration due to some barriers:
  - ADSL price
  - Perception of narrow range of applications
  - PC penetration
- Stable retail ARPU, based mainly in connectivity

* Over business sites for Business segment. Over households (including SoHo) for Residential segment
** Number of lines with at least one VAS over retail ADSL

Telefónica

Therefore, we plan to implement a differentiated strategy per segment

Enhanced value proposition

Business

Maintain competitive pricing schemes + Evolve our VAS offering

- **VAS to maximize value per customer**

Residential

Launch innovative pricing schemes + Develop a distinctive VAS catalogue over PC and other devices

- **Pricing schemes and VAS to:**
  - **Achieve massive deployment**
  - **Maintain total ARPU**

For the Business segment, we will maximize value per customer through a compelling VAS offering

Number of VAS
Thousand


x 4
148
500/635
Sept 03
Dec 06

Total ARPU
Eur/Month


x 1.3
71
90/100
VAS
Connectivity
Sept 03
Dec 06

Strong results from our current VAS offer

Soluciones **ADSL**

CPE and Security	• 36,000 maintenance services • 8,400 safe lines (anti-virus, firewall, …)
IP VPN	• 32,000 SME sites and remote accesses
Business Management Applications*	• 45,500 business applications provided on ASP mode
WiFi Zone	• 40 WiFi zones and 100 already ongoing

- **From:**
  - **43% VAS penetration**
  - **0.6 VAS per customer**

Focus on extracting customer value evolving Soluciones ADSL

- Continue current strategy
  - Monthly fee based pricing
  - "Try and buy" commercialization
- Deepen in the "IT-on-demand" concept:
  - Horizontal applications (procurement, HR, accounting, network back-up…)
  - Vertical applications (retailing, …)
  - Support services (consulting, PC and LAN maintenance…)
  - Equipment: PC, servers and basic software
- Add mobility: increase WiFi LAN penetration
- Establish third party agreements (Onix, Intel, Cisco …)

- **To:**
  - **93% VAS penetration**
  - **1.5 VAS per customer**

* Intranet, web, e-commerce, CRM

For the Residential segment, we will achieve massive deployment through new pricing schemes and a compelling VAS offering

Retail ADSL
Thousand


x 3
674
2,000-2,200
Sept 03
Dec 06

Number of VAS
Thousand


x 17
96
1,500/1,700
Sept 03
Dec 06

Total ARPU
Eur/Month

VAS

Connectivity


x 1.1
40
40/45
Sept 03
Dec 06

Alternative pricing schemes already in place
- Time-based pricing schemes developed by Terra (new customers market share doubled)

Leverage on new pricing schemes based on:
- Time
- Bandwidth
- Downloading

First results form our recent VAS launches

"Safe ADSL access"	• 10,000 customers (parental control, anti-virus, firewall,...)
PC content aggregator	• 40,000 customers already using mundo**ADSL**
Interactive TV	• 19% of *ima***genio** customers buying VoD twice a month
Domotic	• 10,000 WiFi clients • ADSL modem ready for WiFi

Consolidate the development of the "digital home"
- Supply faster and safer access
- Commercialize, install and maintain home infrastructure and devices
- Supply services, content and applications for PC, TV, consoles and other devices
- Customized offer for different communities: children, students, remote workers, etc.
- Alliances with content/application leaders (McAfee, Sony, ...)

- **From:**
  - **6% ADSL penetration**
  - **12% VAS penetration**
  - **0.1 VAS per customer**

- **To:**
  - **25% ADSL penetration**
  - **44% VAS penetration**
  - **1.2 VAS per customer**

Telefónica

ADSL and VAS will be the source of growth of the wireline business

Massive ADSL deployment
3.5/4 Million ADSL

+

Increasing ARPU through VAS
Eur 52-54 month

ADSL profitable growth offsets wireline voice erosion

We have a clear program structured around four major priorities that will keep us ahead

Commercial Model

I
Revitalize the
business

II
Obtain maximum value from massive Broadband deployment

Differentiated solutions for each customer need

1 Billion € of Opex savings by the end of 2007

III
Keep efficiency as a true differentiating factor

IV
Deepen our capex optimization efforts

Operational Model

Our personnel reduction efforts are key to becoming a more efficient and flexible company

Personnel reduction effort

Key lever to improve efficiency


TdE cost structure*
2002. Percentage
Difficult to reduce significantly without affecting revenues
Limited overall impact
100
19
81
26
55
Total cost
Variable costs
Fixed costs
Commercial and other costs
Personnel costs

Change enabler for a new operational model

- **Less hierarchical and flexible organization**
- **Renovated processes and "simpler ways of doing"**
- **More customer oriented**

* Net of interconnection costs

We have been working on an integrated efficiency Program with significant results in place

Redundant employees 03-05

Transform ways of operating

1 Technical area program (Optima)



Lean and 6-σ :
- Faults repaired per FTE (+30 to +40%)
- Lead time per failure (-20%)

~ 3,050

2 Support activities program

- Processes redesign
- Optimization of support functions

4,400

Leverage on new technologies

3 e-Company transformation

- 150.000 customer orders on-line (1H03)
- 18.200 employees access e-domus every day
- 100% of distributors order on-line
- 615 suppliers connected on line

~ 150

4 IT systems renewal

- More flexible and customer oriented systems
- Simplification of number of systems (from 150 to 20)

~ 700

5 Network technologies innovation

- Higher automation at O&M national center
- Optimization of "field" work centers (more than 160 centers will be closed)

~ 1,050

Efficiency program already in place for 9,350 employees

Telefónica

So we are now ready to become a more efficient and flexible company

- Launch of a plan for net reduction of 14,700 employees in the next five years without external cost increase
- Leveraging on a new collective agreement:
  - Functional mobility
  - Category consolidation
  - Increased timetable flexibility
  - Moderate wage increase (real CPI)


Workforce reduction (employees)
40,700
9,350
31,350
5,350
26,000
-36%
Efficiency Program already in place (65%)
Efficiency Program currently being developed
2002
2003-05
End 2005
2006-07
End 2007

- **1 billion of Opex savings will be captured by the end of 2007**
- **The effort will allow us to strengthen our Company Transformation:**
  - **Simplified structure (-35%)**
  - **More dynamic organization**
  - **More client oriented company (+25% new commercial employees in 4 years)**

Telefónica

We have a clear program structured around four major priorities that will keep us ahead

Commercial Model

I

Revitalize the wireline voice business

II

Obtain maximum value from massive Broadband dep

Maintain capex over revenues between 11-12%

Differentiated solutions for each customer need

III

Keep efficiency as a true differentiating factor

IV

Deepen our capex optimization efforts

Operational Model

Telefónica

We have in place a very advanced infrastructure that is ready for the future


C.O
(2,400)
ADSL
Voice and
Narrowband
Internet (TDM)
Circuit
Switched
Network
Broadband
coverage at
90% of lines
Broadband
Internet (IP)
(IP)
Satellite
(Broadband
at 100%
of lines)
IP Network
ready for content
delivery
Internet


IT Systems
Support
Area
Commercial area
e-company
Technical area

Internet and Broadband revenue generation

- Approximately 90% Broadband coverage
- IP network ready for content delivery already represents more than 50% of total traffic

Traditional revenue generation

- Capacity needs already covered in the context of traditional traffic stagnation

Efficiency programs

- Renovated IT systems at more than 80% by the end 2003

Going forward, we plan to continue reducing Capex in a sustainable way

Parent Company


CAGR
-2 to -4%
Internet and Broadband revenue generation
Traditional reven generation
IT systems and others*
39%
48%
13%
57%
35%
8%
2003
2006E
CAGR 03-06
~+9%
~-14%
~-17%
Capex over revenues (%)
14.5%
11-12%

Clear initiatives looking forward

Initiative	Detail
① Optimization of incremental investment for massive deployment	• 1M additional ADSL (+50%) by 2006 would increase Broadband Capex by only ~20%
② Frozen Traditional network investment	• 15-20% more traffic in 2006 will not increase Capex
③ Capex reduced due to completion of major efforts	• IT systems renewal will be finished by 2004

Gradual approach to network evolution

* Real state efficiency plan

Telefónica

Contents

- **We are confident about our future**
  Strong delivery to date in a complex environment and more positive outlook

- **We have a clear program that will keep us ahead**
  Commercial innovation leveraging on our efficient operational model for profitable growth

- **We will accelerate our performance**
  Strengthening our transformation to deliver sound results

Through this four-priority program we are significantly transforming our company


Clients
Access
Transport
Services
Homes
SoHo
SME
Large companies
Voice
Modem
Copper pair
PABX
Data
Transport Network
Circuit switched
Packet switched
Basic Voice Services
Voice Mail
Caller ID
Three-way Calling
ISDN
Basic Data Services
VPN
Internet access

- Basic access to provide service
- Different network for each type of information
- Basic services linked to access

Through this four-priority program we are significantly transforming our company

Access	Transport	Services and Contents
Voice Modem — Copper pair PABX Data		Services and Applications Contents Third Parties: SONY, ST, PHILIPS, SECURITAS, Antena 3, McAfee, OPTENET
• Basic access to provide service	• Different network for each type of information	• Delivering all kind of services and contents (1.2 VAS/ADSL)




FUJIFILM

Note: Figures refer to 2006

Through this four-priority program we are significantly transforming our company


Access
Voice
Modem
Copper pair
PABX
Data
Transport
Metro Ethernet
IP Network
Ready for content delivery
Services and Contents
Services and Applications
Contents
SONY
PHILIPS
SECURITAS
Antena 3
McAfee
OPTENET
Third Parties

- Basic access to provide service
- Transporting all kind of information (87% IP)
- Delivering all kind of services and contents (1.2 VAS/ADSL)

Note: Figures refer to 2006

Telefónica

Through this four-priority program we are significantly transforming our company



Access
Transport
Services and Contents
WiFi
Data
Voice
Copper pair
256 Kbps – 50 Mbps
Multiservice access points
Optic Fiber
Voice
Data
100 Mbps– 10 Gbps
Voice
Data
Satellite 256 Kbps- 2Mbps
Metro Ethernet
IP Network Ready for content delivery
Services and Applications
Contents
SONY
PHILIPS
SECURITAS
Antena 3
McAfee
OPTENET
Third Parties

- Adding value to access (25% BB)
- Transporting all kind of information (87% IP)
- Delivering all kind of services and contents (1.2 VAS/ADSL)

Note: Figures refer to 2006

Through this four-priority program we are significantly transforming our company


Clients
Homes
SoHo
SME
Large companies
B.U.
B.U.
Access
WiFi
Data
Voice
Multiservice access points
Copper pair
256 Kbps – 50 Mbps
Optic Fiber
Voice
Data
100 Mbps– 10 Gbps
Voice
Data
Satellite 256 Kbps- 2Mbps
Transport
Metro Ethernet
IP Network
Ready for content delivery
Services and Contents
Services and Applications
Contents
SONY
PHILIPS
SECURITAS
Antena 3
McAfee
OPTENET
Third Parties

- Being very close to customers (95% customer satisfaction)
- Adding value to access (25% BB)
- Transporting all kind of information (87% IP)
- Delivering all kind of services and contents (1.2 VAS/ADSL)

Note: Figures refer to 2006
BU= Business Unit

Telefónica

Through this four-priority program we are significantly transforming our company



Clients
Homes
SoHo
SME
Large companies
B.U.
B.U.
Access
WiFi
Data
Voice
Copper pair
256 Kbps – 50 Mbps
Multiservice access points
Optic Fiber
Voice
Data
100 Mbps– 10 Gbps
Voice
Data
Satellite 256 Kbps- 2Mbps
Transport
Metro Ethernet
IP Network Ready for content delivery
Services and Contents
Services and Applications
Contents
SONY
PHILIPS
SECURITAS
Antena 3
McAfee
OPTENET
Third Parties

- Being very close to customers (95% customer satisfaction)
- Adding value to access (25% BB)
- Transporting all kind of information (87% IP)
- Delivering all kind of services and contents (1.2 VAS/ADSL)

- Becoming more efficient and flexible (~670 lines per employee)

Note: Figures refer to 2006
BU= Business Unit

This transformation makes our company more commercial and leaner

CAGR

Stronger commercial focus

Reinforce our commercial focus
Commercial employees


27%
41%
2002
2007E

Extract more value from customers
Total ARPU. Euro/month


4%
57
65-68
2002
2006E

Fixed revenues	52%	60-62%

Leaner operating model

Become less personnel intensive
Personnel cost/operating revenues


21%
16%
2002
2007E

Total employees	40,700	26,000

Increase asset turnover
2002=Index 100


x1.8
100
180
2002
2006E

Telefónica

This solid base will allow us to accelerate our performance

TdE Parent Company

CAGR

Operating revenue


CAGR
0 to 2%
Internet and Broadband
Voice&LL
8%
92%
21%
79%
2002
2006E

EBITDA


CAGR
1 to 4%
2002
2006E

EBITDA margin 44% | 45-48%

EBIT*


CAGR
8 to 11%
2002
2006E

CAPEX


CAGR
-5 to -7%
2002
2006E

CAPEX over revenues 17.4% | <12%

Free Cash Flow**


CAGR
8 to 11%
2002
2006E

* EBIT= EBITDA – depreciation and amortization

** FCF= EBITDA – Capex – redundancy payments

Note: Internet and BB and Voice&LL revenues including wholesale business

Telefónica

In summary, we are setting the basis to deliver sound results

Ambitious targets…

- Contain wireline voice revenue erosion under 3% per year
- Profitable deployment of 3.5-4 million ADSL by 2006
- 1 billion of Opex savings by the end of 2007
- Maintain Capex over revenues between 11-12%

…will transform our company…

- Stronger commercial focus
- Leaner operating model

…to deliver profitable growth

FCF +8 to 11% per year

FCF= EBITDA – Capex – redundancy payments

Telefónica

Telefónica